Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF OWNERSHIP, WHICH MERGES:

"WASTE2ENERGY HOLDINGS, INC.", A DELAWARE CORPORATION,

WITH AND INTO "MAVEN MEDIA HOLDINGS, INC." UNDER THE NAME OF "WASTE2ENERGY HOLDINGS, INC.", A CORPORATION ORGANIZED AND EXISTING UNDER THE LAWS OF THE STATE OF DELAWARE, AS RECEIVED AND FILED IN THIS OFFICE THE SEVENTEENTH DAY OF JULY, A.D. 2009, AT 8:01 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

4517108 8100M

090709145

AUTHENTICATION: 7431742

DATE: 07-22-09

You may verify this certificate online
at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:27 PM 07/17/2009
FILED 08:01 PM 07/17/2009
SRV 090709145 - 4517108 FILE

CERTIFICATE OF OWNERSHIP AND MERGER

OF

WASTE2ENERGY HOLDINGS, INC.
(a Delaware corporation)

INTO

MAVEN MEDIA HOLDINGS, INC.
(a Delaware corporation)

Under Section 253 of the Delaware General Corporation Law

The undersigned corporation does hereby certify as follows:

FIRST: Maven Media Holdings, Inc. (the "Corporation") is a business corporation of the State of Delaware. The Certificate of Incorporation was filed with the Secretary of State on March 11, 2008.

SECOND: The Corporation is the owner of all of the outstanding shares of the stock of Waste2Energy Holdings, Inc., which is also a business corporation of the State of Delaware.

THIRD: On June 2, 2009, the Board of Directors of the Corporation adopted the following resolutions to merge Waste2Energy Holdings, Inc. into the Corporation:

> RESOLVED that Waste2Energy Holdings, Inc. be merged into this Corporation, and that all of the estate, property, rights, privileges, powers and franchises of Waste2Energy Holdings, Inc. be vested in and held and enjoyed by this Corporation as fully and entirely and without change or diminution as the same were before held and enjoyed by Waste2Energy Holdings, Inc. in its name; and further
>
> RESOLVED that this Corporation shall assume all of the obligations of Waste2Energy Holdings, Inc.; and further
>
> RESOLVED, that the officers of this Corporation be, and they and each of them hereby is, authorized, empowered and instructed to file a Certificate of Ownership and Merger of Waste2Energy Holdings, Inc. into this Corporation pursuant to Section 253 of the Delaware General Corporation Law and to take such other action as they may deem necessary or advisable in order to effect the merger of

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Waste2Energy Holdings, Inc. into this Corporation, the taking of such action to be conclusive evidence as to the necessity or advisability therefor; and further

RESOLVED, that this Corporation shall change its name to Waste2Energy Holdings, Inc. upon the effectiveness of the Merger; and further

RESOLVED, that the merger of Waste2Energy Holdings, Inc. into this Corporation shall be effective upon filing of the Certificate of Ownership and Merger with the Secretary of State of the State of Delaware; and further

RESOLVED, that the officers of this Corporation be, and they hereby are, authorized and empowered to certify as to the adoption of any or all of the foregoing resolutions.

Dated: June __4__, 2009


MAVEN MEDIA HOLDIGNS, INC.

By: /s/ _____
Chief Executive Officer


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